11016410

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2011
22 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2010** (MM/DD/YY) AND ENDING **12/31/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

EUREKACAP PARTNERS INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

673 5th Avenue 5th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Pollock **(212) 521-6795**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Anthony Rubino & Company CPA PC
(Name – *if individual, state last, first, middle name*)

Six Erita Lane	**Smithtown**	**New York**	**11787**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Burke Farnell**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **EUREKACAP PARTNERS INC**, as of **December 31**, 20 **10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARYANN RUGGIERO
Notary Public, State of New York
No. 01RU6202240
Qualified in Westchester County
Commission Expires March 16, 2013

Signature

Vice President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EUREKACAP PARTNERS INC

Statement of Financial Condition

December 31, 2010

(With Independent Auditor's Report Thereon)

EUREKACAP PARTNERS INC

DECEMBER 31, 2010

INDEX

JOHN ANTHONY RUBINO & COMPANY CPA PC
CERTIFIED PUBLIC ACCOUNTING FIRM
SIX ERITA LANE - SMITHTOWN, NY 11787

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Eurekacap Partners Inc

We have audited the accompanying statement of financial condition of Eurekacap Partners Inc as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Eurekacap Partners Inc as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

John Anthony Rubino & Company CPA PC

John Anthony Rubino & Company CPA PC
Certified Public Accounting Firm
Smithtown, New York
February 23, 2011

EUREKACAP PARTNERS INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS		
Cash and cash equivalents	$	275,342
Prepaid expenses		307
Receivable from Parent		24,129
TOTAL ASSETS	$	299,778
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$	7,737
TOTAL LIABILITIES		7,737
STOCKHOLDER'S EQUITY		-
Common stock (1,500 shares authorized, no par value, 20 shares issued)		100
Paid in capital		99,900
Retained earnings		192,041
TOTAL STOCKHOLDER'S EQUITY		292,041
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	299,778

The accompanying notes are an integral part of these financial statements.

EUREKACAP PARTNERS INC

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Eurekacap Partners Inc ("the Company") was incorporated in the State of Delaware on July 7, 2006 and is registered in the State of New York to conduct business. The Company is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and on April 2007 the Company became a member of the Financial Industry Regulatory Authority ("FINRA").

Nature of Business

The Company introduces accredited investors to hedge funds for which the Company receives referral fees.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Fee income and costs are recorded monthly and paid from the parent on a quarterly basis.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 3- RELATED PARTY TRANSACTIONS

Under the terms of an agreement with Eureka Capital Partners (HK) Limited ("EH Hong Kong"), the Company performs marketing activities for investment into hedge funds from potential investors based primarily in the United States. In consideration of the performance of these services, EH Hong Kong pays all overhead and operational expenses incurred by the Company plus 3.1% of such expenses. All income of the Company was earned under the terms of this agreement.

NOTE 4- INCOME TAXES

The Company accounts for income taxes in accordance with the US Generally Accepted Accounting Principles which requires the asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company rents office space on a month to month basis. During 2010 the Company paid $31,800 in rent expenses.

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was $267,605 which was $262,605 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .0289 to 1.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred between December 31, 2010 and February 23, 2011, the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.